UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                   Golden Opportunity Development Corporation
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   38114T 10 9
                                 (CUSIP Number)


                Richard D. Surber,268 West 400 South, Suite 300,
                           Salt Lake City, Utah 84101
                                  (801)575-8073
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 14, 1999
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

CUSIP No. 38114T 10 9

1)  NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Richard D. Surber

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) ( X )

                                                                       (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

         OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

        Richard D. Surber is a United States Citizen



                           7)  SOLE VOTING POWER                       25,000
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                    163,523
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER                  25,000
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER              163,523

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        188,523

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        68.4%

14)  TYPE OF REPORTING PERSON

        IN

Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.001 per share, of Golden Opportunity Development Corporation. ("Common Stock"). Golden Opportunity Development Corporation ("Golden Opportunity") is a Louisiana corporation with principal offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101

Item 2.  Identity and Background

(a)  This schedule is filed by Richard D. Surber, an individual ("Surber").

(b) The business address for Surber is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101

(c) Surber is an attorney. He is employed by Canton Financial Services Corporation, a sibling company of Golden Opportunity.

(d) Surber has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years Surber has never been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)   Surber is a United States Citizen

Item 3.  Source and Amount of Funds or Other Consideration

         The 188,523 shares that are the impetus for filing this schedule were acquired as follows. 25,000 shares were acquired by Richard Surber for investment purposes on October 4, 1999 for services rendered to the Company pursuant to an employee benefit plan. The 163,523 shares attributed to Surber as President of Diversified Holdings I, Inc. ("Diversified") were acquired by and are currently owned by Diversified on April 2, 1999. Surber has no legal ownership interest in said shares, the beneficial ownership of which is attributed to him because of his position as President of Diversified.

Item 4.  Purpose of Transaction

         The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals
resulting  in  material   transactions  with  Golden   Opportunity.

         Surber has no current plans to purchase additional shares or to dispose of any of his shares in Golden Opportunity.

         Surber is not aware of any current plans or proposals which would involve any extraordinary corporate transaction, involve any sale or transfer of a material amount of the corporation's assets, a change in the directors or management of the corporation or change its capitalization or dividend policies, involve a change in the corporation's business or corporate structure or change its charter or by-laws or the status of the common stock of the corporation.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Surber may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Surber has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned legally or beneficially by Surber is 188,523 shares of Common Stock, 25,000 of which were acquired for services and 163,523 of which are attributable to him as President of Diversified Holdings I, Inc.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Richard D. Surber, the President of Diversified has the power to control disposition of and voting of the Diversified shares. This arises from his position as President and CEO of Diversified.

Item 7.  Material to Be Filed as Exhibits.

         None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/7/00
     -----------                By:  /s/ Richard Surber
                                    -----------------------
                                     Richard Surber


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).